UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2019

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

Oddfellows House,

19 Newport Road,

Cardiff, CF24 0AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of September 2019, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press release, dated September 30, 2019 entitled “Interim results for the six months ended 30 June 2019.”

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: September 30, 2019	By:	/s/ Stephen Stamp
Stephen Stamp Chief Financial Officer

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Exhibit Index

Exhibit No.	Description

99.1	Press release, dated September 30, 2019 entitled “Interim results for the six months ended 30 June 2019.”

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